Exhibit 23.1

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

December 31, 2008 and 2007

Consent of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan Committee

FMC Corporation

We consent to the incorporation by reference in the registration statements (Nos. 333-18383, 333-69805, 333-69714, and 333-111456) on Form S-8 of FMC Corporation of our report dated June 25, 2009, with respect to the statements of net assets available for benefits of FMC Corporation Savings and Investment Plan, as of December 31, 2008 and 2007, and the related statements of changes in the net assets available for benefits for the years then ended, and the supplemental schedule of assets as of December 31, 2008. This report is included in the annual report on Form 11-K of FMC Corporation Savings and Investment Plan for the year ended December 31, 2008.

/s/    KPMG LLP

Philadelphia, Pennsylvania

June 25, 2009